March 26, 2010

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

Re:	Actuant Corporation (“the Company” or “we”)
Comment Letter dated March 3, 2010
Form 10-K for the Fiscal Year ended August 31, 2009
Form 10-Q for the Fiscal Quarter ended November 30, 2009
Definitive Proxy filed December 4, 2009
Form 8-K filed December 17, 2009

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Commission’s comments on its review of our Form 10-K for the fiscal year ended August 31, 2009, Form 10-Q for the fiscal quarter ended November 30, 2009, Definitive Proxy filed December 4, 2009 and Form 8-K filed December 17, 2009. For your convenience, each of the Staff’s comments has been reprinted below in bold and italics.

Form 10-K for the Fiscal Year ended August 31, 2009

Item 15 – Exhibits, Financial Statement Schedules, page 77

1.	It appears that with the exception of the Pricing Schedule, Schedule 1(b) and Exhibit H, you have not filed the rest of the schedules and exhibits to the Second Amended and Restated Credit Agreement dated November 10, 2008 (Exhibit 4.4). Please file a complete copy of this agreement with your next period report.

We will file, as an exhibit to our next periodic report, a complete copy of the Second Amended and Restated Credit Agreement dated November 10, 2008, including all schedules and exhibits.

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

Condensed Consolidated Statements of Cash Flows, page 5

2.	Regarding the $37,106 “expiration of accounts receivable securitization program” line item, please explain why this adjustment was segregated from the $8,032 accounts receivable line item. State whether the $37,106 represents actual cash expenditures. If this was not a cash transaction please tell us your basis in U.S. GAAP for your presentation. Furthermore, we note under the “Highlights” section in your Form 8-K filed on December 17, 2009 that you report $44 million of cash flow from operations (excluding the $37 million impact of the expiration of the accounts receivable securitization program). In future filings where you present a non-GAAP measure please fully comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K and Question 105.06 of the Non-GAAP Financial Measures at http://www.sec.gov/divisions/corrpfin/guidance/nongaapinerp.htm for additional guidance. The usefulness of this non-GAAP measure is unclear given that it appears to overstate your actual operation cash flow by 525%.

As disclosed in Note 7: Accounts Receivable Securitization in the Notes to our Condensed Consolidated Financial Statements for the three months ended November 30, 2009, we did not renew our accounts receivable securitization program on its scheduled maturity date of September 8, 2009, which resulted in a cash expenditure of $37,106. This cash payment was segregated from the “normal” change in accounts receivable line item in the Statement of Cash Flows to provide the reader of the financial statements with a more transparent view of our underlying change in accounts receivable balances (the result of normal operations and the one-time change due to the maturity of the securitization program). In addition, we also believe that segregating the $37,106 payment was important to assist readers in understanding why, on a $15,317 or 5.2% sequential increase in sales, accounts receivable (in aggregate) would increase $45,138 or 29.0%.

In future filings, where we present non-GAAP measures, we will fully comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K.

Note 4, Restructuring, page 7

3.	Regarding the $816k “Other non-cash uses of reserve” line item, please explain this adjustment to us and clearly demonstrate how your accounting complies with GAAP.

During the three months ended November 30, 2009, we recognized $3,627 of restructuring charges, which included $816 of accelerated depreciation and fixed asset write-downs (collectively, “the charges”). The accelerated depreciation and fixed asset write-downs were determined in accordance with Accounting Standards Codification (ASC) 360 and were directly attributable to our restructuring efforts to exit facilities and consolidate those operations. The charges are included in the restructuring reserve rollforward in Note 4: Restructuring in the “Restructuring charges” line in the amount of $816 (as a component of the $3,627 total) and on the “Other non-cash uses of reserve” line in the amount of $(816).

Condensed Consolidating Balance Sheets, page 16-17

4.	You have classified intercompany receivables as contra-liabilities instead of as assets for your guarantors and non-guarantors. In future filings, please present these receivables as assets pursuant to Article 3-10(i)(1) of Regulation S-X.

In future filings we will present intercompany receivables as assets pursuant to Article 3-10(i)(1) of Regulation S-X.

Condensed Consolidating Cash Flows, page 18-19

5.	You present changes in intercompany receivable/payable as investing activities. Please fully describe for us the primary components of these intercompany transactions (inventory purchases, borrowings, overhead charges, stock compensation or foreign exchange adjustments, etc.) Please also clearly demonstrate whether all of these transactions are appropriately classified as investing activities pursuant to ASC 230-10-45-11,12 and 13. Revisions in future filings may be appropriate.

Intercompany activity within the Guarantor Subsidiary financial statements primarily includes the following two types of transactions:

•	Intercompany purchases and sales of goods or services

•	Intercompany loan activity, including related interest

Purchase/sales of goods and services:

We acknowledge that intercompany purchases and sales of goods or services would generally be classified as operating activities under ASC 230-10-45-16 and 17. The Company has historically included these cash flows as a component of investing activities, grouped with cash flows from non-operating activities. In future filings, the Company will adjust the classification of intercompany purchases and sales of goods or services in the Guarantor Subsidiary financial statements to components of operating cash flows. These revisions do not impact the consolidated operating cash flows of the Company, as the intercompany activity, reflected in the Guarantor Subsidiary financial statements, eliminates in consolidation.

Interest bearing loans:

We acknowledge that distributions and repayments of intercompany loans are generally classified as an investing activity by the lending entity and as a financing activity by the borrower. Further, we acknowledge cash flows associated with interest payments are generally classified as operating activities by both parties. We have historically classified all intercompany loan activity as investing activities due to the practical challenges related to tracking these intercompany transactions for in excess of 250 entities. Intercompany loans receivable, intercompany loans payable and the related interest are not tracked in separate accounts in the underlying accounting records. Therefore, we propose, in future filings, to add additional disclosure to Note 17: Guarantor Subsidiaries to indicate that intercompany interest bearing loan activity, for both lending and borrowing entities, is classified as an investing activity.

6.	Your 11/30/09 cash flow statement presents $29,199 as the change in intercompany receivable/payables for your guarantors. However, the corresponding Balance Sheets reflect only a $9,609 change in this account. Please provide us with a schedule that reconciles the change in intercompany receivables/payables from the cash flow statement to the balance sheet as of November 30 and August 31, 2009. Similar differences are noted in the Parent and Non-Guarantor accounts.

Non-cash intercompany transactions at the parent, guarantor and non-guarantor are the primary reason that the change in intercompany accounts from the Guarantor Subsidiary Balance Sheets does not equal the corresponding amounts reported in investing activities in the related Statement of Cash Flows. Examples of such non-cash transactions include, but are not limited to, the following:

•	Intercompany transfers of assets and liabilities (including transfers of fixed assets, deferred tax balances, etc. between parent, guarantor and non-guarantor),

•	Allocation of non-cash expenses such as stock compensation expense from the parent to the non-guarantor and guarantor, and

•	The impact of changes in foreign currency translation rates and non-cash intercompany dividends, which increase/decrease the intercompany balance sheet accounts but do not impact cash flows.

The following is a reconciliation of the change in guarantor intercompany payable/receivable from the Balance Sheet to the change in guarantor intercompany payable/receivable included in investing activities on the Statement of Cash Flows:

Change in intercompany balances from Balance Sheet	$9,609

Reconciling items:
Non-cash transfer of assets	(18,954)
Non-cash intercompany dividend	30,372
Impact of changes in foreign currency rates	8,780
Non-cash stock compensation expense	(389)
Other	(219)

Change in intercompany balances from Statement of Cash Flow	$29,199

In future filings, we will add disclosure to the Note 17: Guarantor Subsidiaries to disclose significant non-cash transactions between the parent, guarantor and non-guarantor.

Managements’ Discussion and Analysis of Financial Condition of Results of Operations, page 20

7.	Given the decline in sales and profits in each segment, it is not clear why increased incentive compensation costs were incurred. Please tell us whether these compensation costs were materially impacted by changes in your stock price. Please clarify this issue in MD&A of future filings. A discussion of equity price risk may also be appropriate in your future Item 7A disclosures.

Incentive compensation costs recognized during the three months ended November 30, 2009 represent a pro-rata portion of the fiscal 2010 annual cash incentive (annual bonus) payable to employees, based on the projected achievement of financial performance objectives during fiscal 2010. These incentive compensation costs are not impacted by changes in our stock price.

Item 2.02 Form 8-K filed December 17, 2009

8.	We note that you present operating profit by segment on page 13 of your Form 10-Q for the quarter ended November 30, 2009. We further note you present a non-GAAP measure (operating profit) by segment in your Form 8-K for the same period. However, amounts presented for operating profit in your Form 8-K does not agree back to the amounts disclosed in your Form 10-Q. We note your footnote disclosure under each segment’s non-GAAP measure in your Form 10-Q that identifies the line item and amount excluded from the non-GAAP measure. However, Item 10-(c)(1)(i)(A) of Regulation S-K requires a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Furthermore, we note that you present, by segment, a schedule of “Supplemental Unaudited Data from Continuing Operations” that presents you non-GAAP measures. However, your “Reconciliation of GAAP measures to non-GAAP measures” presents a reconciliation on a consolidated basis rather than by segment, as presented throughout your Form 8-K. In future filings please fully comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K and Question 105.06 of the Non-GAAP Financial Measures last updated January 15, 2010 at http://www.sec.gov/divisions/ corpfin/guidance/nongaapinterp.htm for guidance.

We will comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K in future filings.

Definitive Proxy Statement on Schedule 14A filed on December 4, 2009

Election of Directors, page 6

9.	We note your disclosure that all of the directors have held the stated positions during the past five years; however, a number of the directors are identified as “Former” presidents or vice presidents (see the biographical information for Messrs. Hunter, Peterson, Van Deursen and Williams). In future filings please expand your disclosure to provide a complete history of each director’s business experience during the past five years.

In future filings we will expand our disclosure to provide a complete history of each director’s business experience during the past five years.

Executive Compensation Objectives and Process, page 23

10.	We note your disclosure on top of page 25 that along with the Peer Group compensation, the committee “also looks at a broad proprietary database of listed company compensation data.” With a view towards future disclosure, please explain to us the nature of such “proprietary” information, the type of “listed” companies included in the compensation data and why these companies would not constitute a secondary peer group with respect to your benchmarking analysis, as well as how the information on this database influences the committee in rendering its compensation decisions.

In addition to the compensation data for the Peer Group listed on page 24 of the Proxy, the Compensation Committee also uses a broader set of data from the Towers Perrin Executive Compensation Market Analysis Survey to obtain general background compensation information and an understanding of executive compensation trends. The Towers Perrin survey data represents all participants in the Towers Perrin database, with the exclusion of financial services, healthcare and the energy services industries. The data (for in excess of 400 listed companies) is adjusted using regression analysis to reflect an organization of our revenue size. The data is reviewed in aggregate by the Compensation Committee and provides an additional reference point for making compensation related decisions. The Compensation Committee believes that this survey data, together with the compensation practices of the Peer Group and CEO recommendations (for other NEOs), accurately defines competitive market compensation for executive talent. We will add disclosure to future filings to clarify how the broad proprietary database of listed company compensation data is utilized by the Compensation Committee.

Base Salary, page 25

11.	In light of the 10% voluntary salary reduction, please explain Mr. Axline salary increase by over $100,000.

As disclosed on page 35 of the Proxy (footnote No. 5 to the Summary Compensation Table), Mr. Axline’s base salary for fiscal 2008 includes compensation for the portion of the fiscal year that we employed him. Mr Axline joined us in January 2008 and therefore the fiscal 2008 base salary includes eight months of salary, while the fiscal 2009 base salary includes twelve months of salary.

Annual Cash Incentive, page 26

12.	We note your disclosure on page 27 stating that disclosing the method used to determine the specific annual cash incentive plan performance targets “would reveal confidential financial information about the Company and Segment performance” and as such you have not disclosed it. Please provide on a supplemental basis a detailed explanation for the conclusion that disclosure of the financial performance objectives for fiscal 2009 is not required because it would results in competitive harm such that the CMM targets could be excluding, in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent that you have an appropriate basis for omitting the specific CMM targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please note that we may have additional comments upon review of your response.

Instruction 4 to Item 402(b) of Regulation S-K states that “Registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the Registrant.”

We have provided, on page 26 of the Proxy, the formula utilized in calculating the Combined Management Measure (CMM), which is the primary metric in determining the annual cash incentive amount. However, we have not disclosed the amount of the annual cash incentive target for fiscal 2009 because disclosure of the target amount and related assumptions represents confidential information, the disclosure of which would result in competitive harm. As disclosed on page 27 of the Proxy, the target is also subject to adjustments for a variety of non-recurring or extraordinary items (including, but not limited to, acquisitions, business restructurings, accounting rule changes, certain other non-cash gains and losses). Given that the assumptions used to determine the target and related adjustments necessarily include elements of strategic operations, timing of new product development, restructuring activities or investments in growth initiatives, we believe disclosure of such information would cause us competitive harm by potentially revealing to our competitors, customers, vendors and suppliers our confidential operating and financial objectives.

In addition, we disclosed (page 27) that, “Despite the significant adverse impact on the Company’s financial results, fiscal 2009 CMM performance targets were not adjusted after being established by the Committee in November 2008. The result was no annual cash incentives being earned by the NEO’s for fiscal 2009…” As a result of no annual cash incentive being earned in fiscal 2009, we further determined that disclosing the performance targets was not meaningful in understanding fiscal 2009 executive compensation.

However, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, we have disclosed the actual annual cash incentive payout percentages achieved by our CEO for each of the last five years. We believe that this disclosure provides an appropriate framework to assess the likelihood of achievement of the undisclosed annual cash incentive targets. We believe that our current disclosures in the Proxy provide investors with sufficient information to understand the nature, degree and likelihood of achievability of the annual cash incentive portion of NEO compensation.

13.	Please tell us with a view towards future disclosure what the MBOs are and whether each NEO has a different set of MBOs. If you believe that disclosure of these targets is likely to cause you substantial competitive harm, please provide us supplementally with a similar analysis to the one referenced in the comment above. Otherwise, please provide quantitative and qualitative disclosure about these targets.

Management Business Objectives (MBOs) are established at an individual business unit level and may include, but are not limited to, sales growth levels, product innovation metrics and low cost country sourcing initiatives. Unique MBOs are not established for each NEO. Rather, the MBO targets for segment level executives such as Axline and Blackmore represent the average of the individual MBO targets for the underlying businesses within their respective segments. Similarly, the MBO targets for Arzbaecher, Goldstein and Lampereur represent the average of all of Actuant’s individual business unit MBOs. In accordance with Item 402 of Regulation S-K and Compliance & Disclosure Interpretations Question 118.04, we have not disclosed the performance targets for the MBOs, as we believe they are not material in the context of the Company’s executive compensation policies or decisions. As disclosed on page 26 of the Proxy, MBOs comprise only 10% of the annual cash incentives and a much lower percentage of overall NEO compensation.

Equity Compensation, page 28

14.	We note your disclosure in the paragraph preceding your “Practices Regarding the Grant of Options and Restricted Stock” discussion on page 29. In future filings please expand your CD&A discussion to elaborate on how the different factors taken in consideration by the committee affected its decision regarding the size of the equity component of compensation. Based on the values disclosed in the Summary Compensation Table on page 34, it appears that with the exception of the 15,000 shares performance – based restricted stock award to Messrs. Axline and Blackmore and a stock award to Mr. Goldstein valued at $208,750, all of the equity awards were option grants; however, your disclosure does not explain why the committee chose one form of equity compensation over another. In future filings please provide adequate disclosure in compliance with Item 402(b)(2)(iii) of Regulation S-K.

In future Proxy filings we will expand our CD&A discussion to elaborate on the different factors considered by the Compensation Committee in determining the size of the equity component of compensation and the type of awards that are granted (i.e. stock options versus restricted stock).

15.	With a view toward future disclosure, please explain how the 15,000 restricted stock award was determined. Please see Item 402(b)(1)(v) of Regulation S-K. Please tell us how you are reporting these grants in the summary compensation table.

The 15,000 share restricted stock awards granted to Messrs. Axline and Blackmore represent an award of performance based restricted stock, issued under the Medium Term Incentive Plan (MTIP) described on page 29 of the Proxy. In an effort to retain and appropriately motivate key talent, the Compensation Committee considered various factors in determining the size and type of awards granted under the MTIP including, but not limited to, the mix of existing NEO short-term and long-term compensation and job responsibilities. Consistent with financial statement reporting requirements under ASC 718, compensation costs for awards with performance conditions are only reported in the Summary Compensation Table to the extent it is probable that the performance condition will be achieved. As disclosed in Note 2 to the Summary Compensation Table on page 34, during fiscal 2009, we determined that it was not probable that achievement of the financial targets would be met and therefore no compensation cost was reported in the Summary Compensation Table for these share-based awards granted to NEOs under the Medium Term Incentive Plan.

Summary Compensation Table, page 34

16.	Please tell us how you are reporting the values in the “Option Awards” column and the “Grant Date Fair Value of Stock and Option Awards” column in the Grants of Plan-Based Awards table on page 36, and to the extent necessary, reconcile them.

As disclosed in footnote No. 2 to the Summary Compensation Table on page 34, the values in the “Option Awards” column represent compensation expense (as determined pursuant to ASC 718) that was recognized in the Company’s fiscal 2009 financial statements for all NEO share-based awards (but excluding the accounting effect of any estimate of future forfeitures). As the Company’s share based awards generally vest over a five year period, the “Option Awards” amount includes the pro-rata compensation expense recognized in fiscal 2009 for all awards granted in the last five years (initial grant dates ranging from 2004 through 2009).

As disclosed in footnote No. 4 to the Grants of Plan-Based Awards Table on page 36, the values included in the “Grant Date Fair Value of Stock and Option Awards” column represents the grant date fair value of options and stock awards, determined pursuant to ASC 718). This column includes the entire grant date fair value of all awards granted in fiscal 2009, for which compensation expense will be recognized under ASC 718 over the appropriate vesting period (and then included in the Summary Compensation Table).

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer